Exhibit 99.1

For immediate release

November 18, 2008

Petro-Canada and Its Syncrude Partners Reach Royalty Agreement

With Province of Alberta

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta – Petro-Canada, along with the other Syncrude Joint Venture owners, has signed agreements with the Government of Alberta to amend the existing Syncrude crown agreement.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Kelli Stevens	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: 403-296-3031	Tel: 403-296-7859